UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549



                       SCHEDULE 13G/A

         Under the Securities Exchange Act of 1934

                    (Amendment No. 4)


                    HMN FINANCIAL, INC.
---------------------------------------------------------
                     (Name of Issuer)

                       COMMON STOCK
---------------------------------------------------------
              (Title of Class of Securities)

                         40424G108
---------------------------------------------------------
                      (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




PAGE

CUSIP No.  40424G108           13G               Page  2  of 7  Pages

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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        HMN Financial, Inc. Employee Stock Ownership Plan
        IRS ID No.    37-1327748
----------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) / /
                                     (b) /x/
----------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Minnesota
----------------------------------------------------------------

NUMBER OF       5   SOLE VOTING POWER
SHARES
BENEFICIALLY            0
OWNED BY       -------------------------------------------------
EACH            6   SHARED VOTING POWER
REPORTING
PERSON                  964,484 <F1>
WITH           -------------------------------------------------
                7   SOLE DISPOSITIVE POWER

                        964,484 <F1>
               -------------------------------------------------
                8   SHARED DISPOSITIVE POWER

                        0
----------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

          964,484
----------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

----------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          18.2%
----------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

          EP
----------------------------------------------------------------
[FN]
<FN1> Includes 246,721 shares held in "allocated" accounts and 717,763 shares held in the "unallocated" account of the HMN Financial, Inc. Employee Stock Ownership Plan.

                 *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  40424G108            13G           Page 3 of 7 Pages
----------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Bankers Trust Company, N.A.
          IRS ID No.    37-1327748
----------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                   (a) / /
                                   (b) /x/
----------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
----------------------------------------------------------------
NUMBER OF      5     SOLE VOTING POWER
SHARES
BENEFICIALLY             39,425
OWNED BY      --------------------------------------------------
EACH           6     SHARED VOTING POWER
REPORTING
PERSON                   964,484 <F1>
WITH          --------------------------------------------------
               7     SOLE DISPOSITIVE POWER

                         964,484 <F1>
              --------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                         0
----------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           1,003,909
----------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

----------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          19.0%
----------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

          BK
----------------------------------------------------------------
[FN]
<FN1> Includes 246,721 shares held in "allocated" accounts and 717,763 shares held in the "unallocated" account of the HMN Financial, Inc. Employee Stock Ownership Plan.

                *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.
     (a)  Name of Issuer
          --------------
          HMN Financial, Inc. (the "Corporation")

     (b)  Address of Issuer's Principal Executive Offices
          -----------------------------------------------
          101 North Broadway
          Spring Valley, Minnesota 55975
ITEM 2.
     (a)  Name of Person Filing
          ---------------------
          HMN Financial, Inc.
          Employee Stock Ownership Plan (the "ESOP")

          Pursuant to applicable regulations, First Bankers Trust Company, N.A. (the "Trustee"), the Trustee of the ESOP may also be deemed to be a "beneficial owner" of the shares held by the ESOP as described below.


          The Trustee also may be deemed a "beneficial owner" of unvested shares held in HMN Financial, Inc. Recognition and Retention Plan. Refer to Item 4. for more details.

     (b)  Address of Principal Business Office or, if None,
          Residence
          ------------------------------------------------------
          The business address of the ESOP is:

          101 North Broadway
          Spring Valley, Minnesota 55975

          The business address of the Trustee is:

          Broadway at 12th Street
          Quincy, Illinois 62305-3566

     (c)  Citizenship
          -----------
          The ESOP trust was established under the laws of the state of Minnesota.

          The Trustee is a national bank incorporated under the laws of the United States.

     (d)  Title of Class of Securities
          ----------------------------
          Common stock, par value $.01 per share.

     (e)  CUSIP Number
          -----------------
          40424G108

ITEM 3. This statement is filed pursuant to Rule 13d-1(b). The persons filing are an Employee Benefit Plan, which is subject to the Employee Retirement Income Security Act of 1974, as amended, and the Trustee is a Bank as defined in Section 3(a)(6) of the Act.

ITEM 4.   Ownership

          The ESOP holds an aggregate of 964,484 shares (18.2% of the outstanding shares of the class) of the Corporation and has the voting rights as described below.

          The ESOP has sole dispositive power for all such shares subject to the terms of the Employee Stock Ownership Plan, which requires that participant accounts be primarily invested in common stock of the Corporation.

          First Bankers Trust Company, N.A., the Trustee of the ESOP, may be deemed under applicable regulations to "beneficially" own the shares held by the ESOP. However, the Trustee expressly disclaims beneficial ownership of the shares held by the ESOP.

          Pursuant to the terms of the ESOP, participants in the ESOP are entitled to instruct the Trustee of the ESOP as to the voting of the shares allocated to their accounts. The provisions of the ESOP require the Trustee to vote the shares held by the ESOP which have not been allocated to specific accounts (or with respect to allocated accounts for which no instructions are timely received) on each issue with respect to which shareholders are entitled to vote in the proportion that the participants had voted the shares allocated to their accounts with respect to such issue.
          As of December 31, 1998, a total of 246,721 shares of Corporation common stock have been allocated to participants' accounts.

          The Trustee has the right to sell allocated shares held by the ESOP, the proceeds from which are allocated to the accounts of individual participants. The Trustee also may sell unallocated shares, to the extent such shares are not pledged to secure borrowed funds.

          First Bankers Trust Company, N.A. has the authority under the HMN Financial, Inc. 1995 Recognition and Retention Plan (RRP) to vote all restricted shares held under the RRP, in its sole discretion, at any annual and special meetings of the stockholders of the Corporation. At December 31, 1998, the RRP had 39,425 shares of restricted stock that could be voted by the Trustee. The Trustee has no dispositive power with respect to the shares.

ITEM 5. Ownership of Five Percent or Less of a Class

          Not applicable.

ITEM 6. Ownership of More than Five Percent on Behalf of Another
        Person.

          The ESOP shares are held on behalf of the ESOP participants pursuant to the terms of the HMN Financial, Inc. Employee Stock Ownership Plan and Trust Agreement. See Item 4. above for details.

          Pursuant to the terms of the ESOP, dividends paid with respect to shares are allocated to participants' accounts in the ESOP as of the record date for the dividend payment and may be paid in cash to the participants, pursuant to the directions of the Board of Directors of the Corporation. Absent such direction by the Board of Directors, cash from the payment of dividends is retained in the accounts of participants or, to the extent permitted by law, may be used to repay the ESOP loan. With respect to unallocated shares, cash received from the sale of shares or payment of dividends is retained in the ESOP trust and may be used to purchase additional shares or to repay the ESOP loan.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not applicable.

ITEM 8. Identification and Classification of Members of the Group

          Not applicable.

ITEM 9. Notice of Dissolution of Group

          Not applicable.

ITEM 10.  Certification

        The following certificate shall be included if the statement is filed pursuant to Rule 13d-1(b):

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE
        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       February 11, 1999   HMN FINANCIAL, INC.
                                EMPLOYEE STOCK OWNERSHIP PLAN
                                FIRST BANKERS TRUST COMPANY, N.A.,
                                Trustee

                                By:/s/ Carmen Walch
                                ---------------------------------
                                Carmen Walch
                                Trust Officer

Date:       February 11, 1999   FIRST BANKERS TRUST COMPANY, N.A.

                                By:/s/ Patricia Brink
                                ---------------------------------
                                Patricia Brink
                                Cashier

February 11, 1999



HMN Financial, Inc.
Employee Stock Ownership Plan
101 North Broadway
Spring Valley, MN  55975

Dear Sir/Madam:

        This letter hereby confirms the agreement and understanding between you and the undersigned that the Schedule 13G being filed with the Securities and Exchange Commission on or about this date is being filed on behalf of each of us.

Sincerely,

FIRST BANKERS TRUST COMPANY, N.A.


By: /s/ Patricia Brink
    ----------------------------
    Name:    Patricia Brink
    Title:   Cashier


HMN Financial, Inc.
EMPLOYEE STOCK OWNERSHIP PLAN


By: /s/ Carmen Walch
    ----------------------------
    Name:    Carmen Walch
    Title:   Trust Officer